DWS DREMAN VALUE INCOME EDGE FUND, INC.
November 17, 2006
VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Division of Investment Management
Mr. John Grzeskiewicz

Re:	DWS Dreman Value Income Edge Fund, Inc. (the “Registrant”) — Form N-2 Registration Statement (Registration Nos. 333-137385; 811-214949)
Dear Mr. Grzeskiewicz:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective the morning of November 21, 2006, or as soon as possible thereafter, after notification by telephone to the staff that the Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in a final prospectus.
     The request of the representative of the underwriters, Morgan Stanley & Co. Incorporated, for acceleration will be delivered to you by separate letter.
     With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:
     (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
     (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (4) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DWS Dreman Value Income Edge Fund, Inc.
By:	/s/ Michael G. Clark
Michael G. Clark
President

[Morgan Stanley Letterhead]
November 17, 2006
John Grzeskiewicz
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
DWS Dreman Value Income Edge Fund, Inc.
Registration Statement on Form N-2
File Nos. 333-137385 and 811-21949
Dear Mr. Grzeskiewicz:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on October 25, 2006 and the Preliminary Prospectus dated October 25, 2006 began on October 25, 2006 and is expected to conclude at approximately 1:00 p.m., November 21, 2006, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 120,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of shares of common stock of DWS Dreman Value Income Edge Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective the morning of November 21, 2006, or as soon as possible thereafter.

Sincerely, MORGAN STANLEY & CO. INCORPORATED On Behalf of the several Underwriters
By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Carl Levin
	Name:	Carl Levin
	Title:	Vice President